Exhibit 99.1

FOR IMMEDIATE RELEASE	Friday June 5, 2015

Celestica Announces Final Results of its US$350 million

Substantial Issuer Bid

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced the final results of its “modified Dutch auction” substantial issuer bid (the “Offer”) to purchase for cancellation up to US$350 million of its subordinate voting shares (“Shares”), which expired at 5:00 p.m. (Eastern time) on June 1, 2015.

Based on the final count by Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”), Celestica has taken up and paid for 26,315,789 Shares at a price of US$13.30 per Share (the “Purchase Price”), for an aggregate cost of approximately US$350 million excluding fees and expenses relating to the Offer.

The Shares purchased under the Offer represent approximately 17.5% of the Shares issued and outstanding as of June 4, 2015. After giving effect to the Offer, as of that date, Celestica had 123,953,349 Shares and 18,946,368 multiple voting shares issued and outstanding.

Based on the final count by the Depositary, a total of 28,404,044 Shares were properly tendered and not properly withdrawn at or below the Purchase Price. However, as the Offer was oversubscribed, successfully tendering shareholders had approximately 92.6% of their successfully tendered Shares purchased by Celestica, other than “odd lot” tenders, which were not subject to pro-ration.

Payment for the purchased Shares will be effected by the Depositary in accordance with the Offer and applicable law. Any Shares tendered and not purchased will be returned to shareholders promptly by the Depositary.

Scotia Capital Inc. and Scotia Capital (USA) Inc. acted as dealer managers in connection with the Offer in Canada and the United States, respectively.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements that are not historical facts. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves, including assumptions regarding the completeness and accuracy of information provided by the Depositary in respect of the Offer and Celestica’s share capital. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in applicable Canadian securities laws. Forward-looking statements are not guarantees of future performance. These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of Celestica, and could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to Celestica’s future capital requirements, market and general economic conditions, demand for our customers’ products, and unforeseen legal or regulatory developments. In addition, our actual results may differ materially from those expressed or implied by such forward-looking statements, including as a result of changes in global, political, economic, business, competitive, market and regulatory factors. These and other risks and uncertainties, as well as other information related to Celestica, are discussed in our various public filings at www.sedar.com and www.sec.gov, including in our interim MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com